UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT BOARD OF DIRECTORS MEETING: 2005 ANNUAL REPORT AND CALLING OF STOCKHOLDERS MEETING

SIGNATURES

FIAT BOARD OF DIRECTORS MEETING: 2005 ANNUAL REPORT AND CALLING OF STOCKHOLDERS MEETING

The Statutory Accounts of Fiat S.p.A. for the fiscal year ended December 31, 2005 show a net income of € 223 million (loss of € 949 million in 2004). Consolidated net income is confirmed at € 1,420 million (net loss of € 1,579 million in 2004).
The Stockholders Meeting is convened on May 2, 2006 on the first call and on May 3, 2006 on the second call.

The Board of Directors of Fiat S.p.A. met today under the chairmanship of Luca Cordero di Montezemolo to review the Report on Operations and the Financial Statements for the 2005 fiscal year.

The Statutory Accounts of Fiat S.p.A. at December 31, 2005, which were prepared in accordance with Italian accounting standards, show a net income of € 223 million, as compared to a loss of € 949 million recorded in 2004. The income is essentially attributable to the extraordinary gain associated with the termination of the Master Agreement with General Motors (€ 856 million, net of tax and ancillary expenses), which was partially offset by write-downs (net of write-ups) of investments for € 429 million (€ 1,641 million in 2004), financial expenses and other costs. Investments result was impacted by the loss recorded at the Auto Sector and benefited from write-ups in connection to the positive performance of CNH, Iveco and Magneti Marelli.
The Board resolved to submit to the Stockholders Meeting a motion to allocate the 2005 net income to partially cover the losses carried forward.
Starting from fiscal 2006 the Statutory Accounts of Fiat S.p.A. will be prepared in accordance with International Financial Reporting Standards (IFRS).

The Board of Directors also approved the Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS). As already disclosed on January 30, 2006, net income for the year (Group and Third Parties) was € 1,420 million, compared with a net loss of € 1,579 million in 2004. Consolidated stockholders’ equity before minority interests was € 9,413 million compared with € 4,928 million at December 31, 2004.

The Board of Directors resolved to meet on March 24, 2006 to review the updates of the corporate governance system with respect to recent regulations on the issue.

Finally, the Board convened a Stockholders Meeting for May 2 and May 3, on the first and second call, respectively, to approve the Statutory Accounts and appoint the Board of Directors and Control Bodies.

Turin, February 28, 2006

Enclosures: Balance Sheet, Income Statement and Statement of Cash Flows for Fiat S.p.A. and the Group.

Balance Sheet of Fiat S.p.A. (Italian GAAP)

ASSETS
December 31, 2005 (in euros)				December 31, 2004 (in euros)
FIXED ASSETS
Intangible fixed assets
Start-up and expansion costs		27,627,109		41,726,538
Concessions, licenses, trademarks and similar rights		91,536		54,868
Intangible assets in progress and advances		221,163		185,759
Other intangible fixed assets		362,900		8,187,824
Total			28,302,708		50,154,989
Property, plant and equipment
Land and buildings		34,477,620		35,831,465
Plant and machinery		1,925,748		2,887,128
Other assets		4,330,833		4,766,873
Total			40,734,201		43,485,466
Financial fixed assets
Investments in:
Subsidiaries		4,856,539,398		5,122,130,119
Other companies		126,725,012		126,730,177
Total investments			4,983,264,410		5,248,860,296
Other securities			73,175		74,180
Total			4,983,337,585		5,248,934,476
TOTAL FIXED ASSETS			5,052,374,494		5,342,574,931
CURRENT ASSETS
Inventories
Contract work in progress		104,837,856		91,261,958
Advances to suppliers		8,326,204,876		7,053,456,999
Total			8,431,042,732		7,144,718,957
Receivables
Trade receivables (*)		207,965,283		350,602,953
Receivables from subsidiaries		112,581,102		25,250,689
Tax receivables (**)		102,569,479		288,901,943
Deferred tax assets		-		277,000,000
Receivables from others (***)		35,029,595		32,795,820
Total			458,145,459		974,551,405
Financial assets not held as fixed assets
Treasury stock (total par value 21,658,540 euros)			27,709,936		26,413,309
Financial receivables:
From subsidiaries			3,058,299,491		2,320,580,431
Total			3,086,009,427		2,346,993,740
Cash
Bank and post office accounts		344,879		324,705
Cheques		150,356		-
Cash on hand		-		554
Total			495,235		325,259
TOTAL CURRENT ASSETS			11,975,692,853		10,466,589,361
ACCRUED INCOME AND PREPAID EXPENSES			13,303,183		6,881,119
࿄ TOTAL ASSETS			17,041,370,530		15,816,045,411
Receivables are to be considered as due within the subsequent fiscal year, except the following:
(*)	Amounts due within one year Amounts due beyond one year		207,965,283 -		350,318,902 284,051
(**)	Amounts due within one year Amounts due beyond one year		98,067,732 4,501,747		286,720,362 2,181,581
(***)	Amounts due within one year Amounts due beyond one year		34,984,515 45,080		32,735,791 60,029

LIABILITIES AND STOCKHOLDERS’ EQUITY
December 31, 2005 (in euros)				December 31, 2004 (in euros)
STOCKHOLDERS’ EQUITY
Capital			6,377,257,130		4,918,113,540
Additional paid-in capital			1,540,856,410		-
Revaluation reserve under Law No. 413 of 12/30/91			22,590,857		22,590,857
Legal reserve			446,561,762		446,561,762
Treasury stock valuation reserve			27,709,936		26,413,309
Other reserves
Extraordinary reserve		334,634		1,631,261
			334,634		1,631,261
Retained earnings/ (losses carried forward)			(949,100,522)		-
Net income/ (loss)			223,019,671		(949,100,522)
TOTAL STOCKHOLDERS’ EQUITY			7,689,229,878		4,466,210,207
RESERVES FOR RISKS AND CHARGES
Reserve for pensions and similar obligations			21,666,308		19,273,212
Other reserves			31,037,811		29,738,650
TOTAL RESERVES FOR RISKS AND CHARGES			52,704,119		49,011,862
RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES			11,995,621		11,616,488
PAYABLES
Borrowings from banks			-		3,060,245,135
Advances			8,656,661,821		7,336,405,933
Trade payables			380,335,441		501,654,329
Payables to subsidiaries (*)			222,848,288		222,730,082
Payables to controlling company			-		234,360
Taxes payable			2,749,639		8,986,970
Social security payable			1,717,427		2,797,294
Other payables (**)			22,606,627		26,484,115
TOTAL PAYABLES			9,286,919,243		11,159,538,218
ACCRUED EXPENSES AND DEFERRED INCOME			521,669		129,668,636
࿄ TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY			17,041,370,530		15,816,045,411

Payables are to be considered as due within the subsequent fiscal year, except the following:
(*)	Amounts due within one year Amounts due beyond one year		220,225,807 2,622,481		222,730,082 -
(**)	Amounts due within one year Amounts due beyond one year		8,976,923 13,629,704		13,491,702 12,992,413

MEMORANDUM ACCOUNTS
December 31, 2005 (in euros)			December 31, 2004 (in euros)
GUARANTEES GRANTED
Unsecured guarantees
Suretyships on behalf of:
Subsidiaries	797,456,604		672,385,005
Others	460,303,341		1,116,275,497
		1,257,759,945		1,788,660,502
Other unsecured guarantees on behalf of:
Subsidiaries	7,100,923,987		9,596,883,852
Others	119,781,615		171,364,028
		7,220,705,602		9,768,247,880
TOTAL GUARANTEES GRANTED		8,478,465,547		11,556,908,382
COMMITMENTS
Commitments related to supply contracts		10,906,319,695		10,261,146,601
Commitments related to derivative financial instruments		70,240,610		90,397,500
Other commitments		6,972,168		9,296,224
TOTAL COMMITMENTS		10,983,532,473		10,360,840,325
࿄ TOTAL MEMORANDUM ACCOUNTS		19,461,998,020		21,917,748,707

Income Statement of Fiat S.p.A. (Italian GAAP)

2005 (in euros)			2004 (in euros)
VALUE OF PRODUCTION
Revenues from sales and services		20,169,500		59,775,406
Change in contract work in progress		13,575,898		16,859,476
Other income and revenues		11,702,535		11,851,617
TOTAL VALUE OF PRODUCTION		45,447,933		88,486,499
COSTS OF PRODUCTION
Raw materials, supplies and merchandise		406,725		423,376
Services		76,217,668		109,849,162
Leases and rentals		987,596		949,056
Personnel
Wages and salaries	22,992,468		29,980,662
Social security contributions	7,222,924		9,873,787
Employee severance indemnities	4,087,033		4,088,328
Employee pensions and similar obligations	3,590,586		2,189,912
Other costs	3,812,121		6,745,987
		41,705,132		52,878,676
Amortization, depreciation and writedowns
Amortization of intangible fixed assets	23,745,920		26,496,908
Depreciation of property, plant and equipment	3,285,314		3,220,295
		27,031,234		29,717,203
Other operating costs		40,701,141		13,451,449
TOTAL COSTS OF PRODUCTION		187,049,496		207,268,922
DIFFERENCE BETWEEN THE VALUE AND COSTS OF PRODUCTION		(141,601,563)		(118,782,423)
FINANCIAL INCOME AND EXPENSES
Investment income
Subsidiaries	-		676,123,797
Other companies	7,713,904		6,433,015
		7,713,904		682,556,812
Other financial income
From securities held as fixed assets other than equity investments	2,072		2,467
From securities held as current assets other than equity investments	85,750		-
Other income
Subsidiaries	101,199,017		63,019,390
Others	11,415,199		9,955,470
	112,614,216		72,974,860
		112,702,038		72,977,327
Interest and other financial expenses
Subsidiaries	2,941,624		17,686,797
Others	165,735,025		192,535,010
		168,676,649		210,221,807
Foreign exchange gains and losses		(58,155)		283,349
TOTAL FINANCIAL INCOME AND EXPENSES		(48,318,862)		545,595,681

2005 (in euros)			2004 (in euros)
ADJUSTMENTS TO FINANCIAL ASSETS
Revaluations of:
Equity investments	526,753,314		-
Securities held as current assets other than equity investments	1,611,796		-
		528,365,110		-
Writedowns
Equity investments	957,542,000		1,639,152,526
Securities among current assets other than equity investments	-		1,631,261
		957,542,000		1,640,783,787
TOTAL ADJUSTMENTS		(429,176,890)		(1,640,783,787)
EXTRAORDINARY INCOME AND EXPENSES
Income
Gains on disposals	615,204		28,000
Other income	1,135,073,884		1,551,187
		1,135,689,088		1,579,187
Expenses
Losses on disposals	1,915,338		428,922
Other expenses	12,829,210		14,721,837
		14,744,548		15,150,759
TOTAL EXTRAORDINARY INCOME AND EXPENSES		1,120,944,540		(13,571,572)
INCOME (LOSS) BEFORE TAXES		501,847,225		(1,227,542,101)
Income taxes, current and deferred tax assets and liabilities		278,827,554		(278,441,579)
NET INCOME (LOSS)		223,019,671		(949,100,522)

Statement of cash flows of Fiat S.p.A.
(Italian GAAP)

(in thousands of euros)			2005	2004
A.	Initial short-term financial assets		2,218,915	1,303,578
B.	Cash flow - operating activities
	Income (loss) for the fiscal year		223,019	(949,101)
	Depreciation and amortisation		27,031	29,717
	Losses (gains) on disposals of fixed assets		-	595
	Income from reimbursement of principal IHF - Internazionale Holding Fiat S.p.A.		-	(606,124)
	Writedowns (revaluations) of equity investments		430,789	1,639,153
	Net change in reserve for employee severance indemnities and other reserves		4,072	(8,466)
	Changes in capital stock		265,562	31,415
			950,473	137,189
C.	Cash flow - investing activities
	Investments in fixed assets
	Equity investments		(165,193)	(253,964)
	Other fixed assets		(3,116)	(2,711)
	Selling price, or redemption value, of long-term investments		688	1,254,823
			(167,621)	998,148
D.	Cash flow - financing activities
	Contributions by stockholders (*)		-	-
	Repayment of borrowings (*)		-	(250,000)
	Change in payables due to banks		(60,000)	30,000
			(60,000)	(220,000)
E.	Net cash flow for the period	(B+C+D)	722,852	915,337
F.	Final short-term financial assets	(A+E)	2,941,767	2,218,915
(*) The capital increase subscribed by the lending banks to offset the Mandatory Convertible Facility (3 billion euros) was not indicated because it did not give rise to any cash flow.

N.B. Short-term financial assets include financial receivables from subsidiaries and cash, net of payables to subsidiaries for the VAT receivable transferred to Fiat.

Consolidated Income Statement (IFRS)

(in millions of euros)	2005	2004
Net revenues	46,544	45,637
Cost of sales	39,624	39,121
Selling, general and administrative costs	4,513	4,701
Research and development costs	1,364	1,350
Other income (expenses)	(43)	(415)
Trading profit	1,000	50
Gains (losses) on the disposal of equity investments	905	150
Restructuring costs	502	542
Other unusual income (expenses)	812	(243)
Operating result	2,215	(585)
Financial income (expenses)	(843)	(1,179)
Unusual financial income	858	-
Result from equity investments	34	135
Result before taxes	2,264	(1,629)
Income taxes	844	(50)
Result from continuing operations	1,420	(1,579)
Result from discontinued operations	-	-
Net result before minority interest	1,420	(1,579)
Minority interest	89	55
Group interest in net result	1,331	(1,634)

(in euros)
Earnings per ordinary and preference share	1.250	(1.699)
Earnings per savings share	1.250	(1.699)
Diluted earnings per ordinary and preference share	1.250	(1.699)
Diluted earnings per savings share	1.250	(1.699)

Consolidated Balance Sheet (IFRS)

(in millions of euros)	At December 31, 2005	At December 31, 2004
ASSETS
Intangible assets	5,943	5,578
Property, plant and equipment	11,006	9,437
Investment property	26	46
Investments and other financial assets:	2,333	4,025
- Investments accounted for using the equity method	1,762	3,490
- Other investments and financial assets	571	535
Leased assets	1,254	740
Deferred tax assets	2,104	2,402
Total Non-current assets	22,666	22,228
Inventories	7,881	7,257
Trade receivables	4,969	5,491
Receivables from financing activities	15,973	17,498
Other receivables	3,084	2,734
Accrued income and prepaid expenses	272	295
Current financial asset:	1,041	1,237
- Current equity investments	31	33
- Current securities	556	353
- Other financial assets	454	851
Cash and cash equivalents	6,417	5,767
Total Current assets	39,637	40,279
Assets held for sale	151	15
TOTAL ASSETS	62,454	62,522
Total assets adjusted for asset-backed financing transactions	52,244	52,348
LIABILITIES
Stockholders' equity	9,413	4,928
- Stockholders' equity of the Group	8,681	4,304
- Minority interest	732	624
Provisions	8,698	7,290
- Employee benefits	3,919	3,682
- Other provisions	4,779	3,608
Debt	25,761	32,191
- Asset-backed financing	10,210	10,174
- Other debt	15,551	22,017
Other financial liabilities	189	203
Trade payables	11,777	11,697
Other payables	4,821	4,561
Deferred tax liabilities	405	522
Accrued expenses and deferred income	1,280	1,130
Liabilities held for sale	110	-
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	62,454	62,522
Total liabilities adjusted for asset-backed financing transactions	52,244	52,348

Consolidated Statement of Cash Flows (IFRS)

(in millions of euros)			2005	2004
A)	Cash and cash equivalents at beginning of period		5,767	6,845
B)	Cash flows from (used in) operating activities during the period:
	Net result before minority interest		1,420	(1,579)
	Amortisation and depreciation (net of vehicles sold under buy-back commitments)		2,590	2,224
	(Gains)/losses and other non-monetary items	(a)	(1,561)	277
	Dividends received		47	28
	Change in provisions		797	(53)
	Change in deferred income taxes		394	(165)
	Change in items due to buy-back commitments	(b)	(85)	(136)
	Change in working capital		114	1,415
	Total		3,716	2,011
C)	Cash flows from (used in) investment activities:
	Investments in:
	Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(3,052)	(2,915)
	Equity investments	(c)	(39)	(151)
	Other equity investments		(28)	(88)
	Proceeds from the sale of:
	Property, plant and equipment (net of vehicles sold under buy-back commitments)		427	246
	Equity investments	(c)	46	173
	Other equity investments		27	175
	Net change in receivables from financing activities		(251)	1,960
	Change in current securities		(159)	460
	Other changes	(c)	2,494	284
	Total		(535)	144
D)	Cash flows from (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities	(d)	(2,839)	(3,074)
	Increase in capital stock	(d)	-	16
	Dividends paid		(29)	(20)
	Total		(2,868)	(3,078)
	Translation exchange differences		337	(155)
E)	Total change in cash and cash equivalents		650	(1,078)
F)	Cash and cash equivalents at end of period		6,417	5,767

(a) This includes, amongst other items, the unusual financial income of 858 million euros arising from the extinguishment of the Mandatory Convertible Facility and the gain of 878 million euros realised on the sale of the investment in Italenergia Bis.

(b) The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment, net of the amount already included in the net result, are included in operating activities for the period, in a single item which includes the change in working capital, investments, depreciation, gains and losses and proceeds from sales at the end of the contract term, relating to assets included in “Property, plant and equipment”.

(c) In this line are stated the effects on the Group’s net assets resulting from the sale and purchase of consolidated companies, included as part of the scope of consolidation in the notes to the consolidated financial statements.

(d) Net of the repayment of the Mandatory Convertible Facility of 3 billion euros and of the debt of approximately 1.8 billion euros connected with the Italenergia Bis operation, as neither of these gave rise to cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 2, 2006

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney